File No. 69-244
                                                                      ------

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C.

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                      Exemption Under Rule U-3A-2 from the
                        Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                         CONNECTICUT ENERGY CORPORATION
                         ------------------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1(a) The name, state of organization, location and nature of business of the claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

         The name of the claimant is Connecticut Energy Corporation (the "claimant"). The claimant is incorporated under the laws of the state of Connecticut. Its principal place of business and executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. The claimant is not an operating company. The business of the claimant consists of investing in, disposing of, buying, selling and otherwise dealing in the stock, bonds, securities and properties of the other corporations listed below in 1(b).

         1(b) The name, state of organization, location and nature of business of every subsidiary of the claimant thereof, other than any EWG or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

           (i) The Southern Connecticut Gas Company ("Southern"). Southern is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. Southern is principally engaged in the retail distribution and sale of natural gas for domestic, commercial and industrial uses in southern Connecticut, primarily in the New Haven and Bridgeport areas. Incidental to the sale of gas, Southern sells gas water heaters and space heaters. Southern is subject to the jurisdiction of the Connecticut Department of Public Utility Control as to accounting, rates, charges, certain operating matters and the issuance of securities other than borrowings maturing in twelve months or less.

          (ii) CNE Development Corporation ("CNE Development"). CNE Development is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Development is a nonutility subsidiary that was formed in December 1994 and is an equity holder in an entity formed to purchase and market natural gas. CNE Development also brokers the sale of energy products, principally natural gas.

         (iii) CNE Energy Services Group, Inc. ("CNE Energy"). CNE Energy is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Energy was formed in August 1995 and engages in nonregulated activities relating to the selling, planning, purchasing and management of various energy services to commercial and industrial end users.

          (iv) CNE Venture-Tech, Inc. ("CNE Venture-Tech") is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Venture-Tech is a nonutility subsidiary that was formed in October 1996. CNE Venture-Tech focuses on investing in technology companies and participating in ventures with technology partners serving the utility industry.

         2. A brief description of the properties of the claimant and its subsidiary public utility company is as follows:

         (a) The claimant -- The claimant has no properties other than the common stock of the subsidiaries described above in 1(b).

         (b) Southern -- A major portion of Southern's physical assets consists of gas distribution facilities. As of December 31, 1998, Southern had 2,162 miles of main and 124,053 service connections. Southern leases its corporate headquarters building in Bridgeport and leases an operating facility in Orange. It also owns a propane air facility in Trumbull and certain properties in Bridgeport and New Haven that were formerly utilized as operating facilities. Southern subleases a liquefied natural gas plant in Milford to its nonutility affiliate, CNE Energy, who, in turn, subleases the plant to a joint venture, Total Peaking Services, LLC, of which CNE Energy is a 51% member. All of such assets of Southern are located in the state of Connecticut. Substantially all of Southern's utility properties and plant are subject to the lien of the indenture and supplemental indentures securing its first mortgage bonds. Southern has no producing field, gas manufacturing plants or pipelines which receive gas at the Connecticut border.

         3. During the last calendar year and to date, only Southern has been an operating public utility company, and the following information, therefore, relates to it alone:

         (a) During the calendar year 1998, Southern sold 23,898,399 Mcf of natural or manufactured gas at retail, earning revenues of $205,664,492. All of said sales were made in the state of Connecticut.

         (b)      None

         (c) During the calendar year 1998, Southern made the following sales of natural or manufactured gas outside Connecticut or at the Connecticut border:

                  State                       Revenues                 Mcf
                  -----                       --------                 ---

                  Delaware                  $   15,930               5,825
                  Louisiana                    860,957             418,700
                  Massachusetts              1,397,857             448,085
                  Mississippi                2,008,128             911,786
                  New Hampshire                155,779              52,833
                  New Jersey                 1,060,253             498,888
                  New York                     278,656             120,574
                  Pennsylvania                 166,921              65,962
                  Rhode Island                  78,521              27,106
                  Texas                        500,464             217,246
                                            ----------           ---------
                                            $6,523,466           2,767,005

         (d) Southern accepts in Connecticut offers to sell gas for delivery in Connecticut. The total amount of purchases in calendar year 1998 from out-of-state marketers was 25,073,034 Mcf. The commodity cost of said purchases was $45,169,621.

         4. The following information for the reporting period with respect to the claimant and each interest it holds directly or indirectly in an EWG or foreign utility company, stating monetary amounts in United States dollars:

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None


                                   EXHIBIT A

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for calendar year 1998, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


                                   EXHIBIT B

                             Financial Data Schedule

         Submitted only in electronic format to the Securities and Exchange Commission.


                                   EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1999.


                                     CONNECTICUT ENERGY CORPORATION
                                     ------------------------------
                                            (Name of Claimant)

                                     By /s/ Carol A. Forest
                                     -----------------------------------------
                                     Carol A. Forest, Vice President, Finance,
                                        Chief Financial Officer, Treasurer
                                              and Assistant Secretary

(Corporate Seal)

Attest:



/s/ Samuel W. Bowlby
-----------------------------------------
Samuel W. Bowlby, Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Carol A. Forest, Vice President, Finance, Chief Financial Officer, Treasurer and Assistant Secretary
----------------------------------------------------------------------------
      (Name)                              (Title)


Connecticut Energy Corporation, 855 Main Street, Bridgeport, Connecticut 06604
------------------------------------------------------------------------------
                                    (Address)

                                               CONSOLIDATING INCOME STATEMENT
                                                        DECEMBER 31, 1998
                                                            (UNAUDITED)

EXHIBIT A
                                           THE                                  CNE
                                      SOUTHERN          CNE          CNE     ENERGY                 ADJUSTMENTS/
                                   CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES       CEC       ELIMINATIONS              TOTAL
ACCOUNT DESCRIPTION                GAS COMPANY          INC. CORPORATION GROUP, INC.  HOLDING    DEBIT       CREDIT             CEC
___________________________________________________________________________________________________________________________________

OPERATING REVENUES                $225,933,577   $ 66,997     $ 92,966   $1,650,387               $226,994             $227,516,933

PURCHASED GAS                      105,879,070                                                                          105,879,070
___________________________________________________________________________________________________________________________________
 GROSS MARGIN                      120,054,507     66,997       92,966    1,650,387                226,994              121,637,863

OPERATING EXPENSES
 OPERATIONS                         49,058,112    266,971      120,725        5,484   $1,902,379             $228,644    51,125,027
 MAINTENANCE                         3,639,013                                                                            3,639,013
 DEPRECIATION/AMORTIZATION          16,911,390     14,536          475      288,232                                      17,214,633
 TAXES OTHER THAN INCOME            14,391,166      6,267        3,211       63,141                            11,350    14,452,435
 STATE TAXES - CURRENT               1,059,195      7,254       15,485      394,514       20,000                          1,496,448
 STATE TAXES - DEFERRED                                                      48,000                                          48,000
 FEDERAL INCOME TAXES - CURRENT      2,514,476    (43,245)      40,503    1,077,557     (360,136)                         3,229,155
 FEDERAL INCOME TAXES - DEFERRED       829,818                              160,500     (307,503)                           682,815
___________________________________________________________________________________________________________________________________
TOTAL OPERATING EXPENSES            88,403,170    251,783      180,399    2,037,428    1,254,740              239,994    91,887,526

OPERATING INCOME                    31,651,337   (184,786)     (87,433)    (387,041)  (1,254,740)  226,994    239,994    29,750,337

ALLOWANCE FOR FUNDS DURING
 CONSTRUCTION/EQUITY EARNINGS          109,876   (166,728)     138,852      238,000                                         320,000
OTHER INCOME, NET                     (726,496)   268,205       33,333    2,812,697      188,216   312,067    126,673     2,390,561
LEASED LAND INCOME                     126,673                                                     126,673                        0
___________________________________________________________________________________________________________________________________
TOTAL INCOME                        31,161,390    (83,309)      84,752    2,663,656   (1,066,524)  665,734    366,667    32,460,898

INCOME DEDUCTIONS
 INTEREST ON LONG-TERM DEBT &
  AMORTIZATION                      12,027,376                              352,597                                      12,379,973
 OTHER INTEREST, NET                 1,175,734                                5,353        3,897              312,067       872,917
 MISCELLANEOUS INCOME DEDUCTIONS       268,974                                                                              268,974
___________________________________________________________________________________________________________________________________
TOTAL INCOME DEDUCTIONS             13,472,084                              357,950        3,897              312,067    13,521,864

NET INCOME TO COMMON               $17,689,306  $(83,309)     $84,752    $2,305,706  $(1,070,421) $665,734   $678,734   $18,939,034
                                   ===========  ========      =======    ==========  ===========  ========   ========   ===========

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1998
                                                                      (UNAUDITED)

EXHIBIT A
                                      THE                                  CNE
                                 SOUTHERN          CNE          CNE     ENERGY                     ADJUSTMENTS/
                              CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES        CEC         ELIMINATIONS             TOTAL
ACCOUNT DESCRIPTION           GAS COMPANY          INC. CORPORATION GROUP, INC.   HOLDING      DEBIT       CREDIT            CEC
________________________________________________________________________________________________________________________________

ASSETS

UTILITY PLANT
 INTANGIBLES                 $    140,692                                                                           $    140,692
 PRODUCTION                     2,274,086                                                                              2,274,086
 STORAGE                        3,000,081                                                                              3,000,081
 DISTRIBUTION                 372,319,510                                                                            372,319,510
 GENERAL                       28,423,895                                                                             28,423,895
________________________________________________________________________________________________________________________________
 SUBTOTAL                     406,158,264                                                                            406,158,264
 CONSTRUCTION WORK IN
  PROGRESS                      6,993,420                                                                              6,993,420
 NONUTILITY PROPERTY            5,752,335 $1,504,496   $4,070          $118,376                                        7,379,277
________________________________________________________________________________________________________________________________
 TOTAL PP&E                   418,904,019  1,504,496    4,070           118,376                                      420,530,961
 LESS:  ACCUMULATED
  DEPRECIATION                139,611,366      3,809      475             56,952                                     139,672,602
________________________________________________________________________________________________________________________________
 NET PP&E                     279,292,653  1,500,687    3,595             61,424                                     280,858,359

CURRENT ASSETS
 CASH                             337,791    741,616  104,233          4,502,148 $2,414,667                            8,100,455
 ACCOUNTS RECEIVABLE:
  TRADE                        37,190,887                                474,599                                      37,665,486
  OTHER                         3,997,706     42,155   30,621            282,287     37,861                            4,390,630
  INTERCOMPANY                    998,358     10,549   16,002             13,009    964,662          $ 2,002,580               0
________________________________________________________________________________________________________________________________
 SUBTOTAL                      42,186,951     52,704   46,623            769,895  1,002,523            2,002,580      42,056,116
 LESS:  BAD DEBT ALLOWANCE      2,396,229                                                                              2,396,229
________________________________________________________________________________________________________________________________
 NET ACCOUNTS RECEIVABLE       39,790,722     52,704   46,623            769,895  1,002,523            2,002,580      39,659,887
 UNBILLED REVENUES              6,220,620                                                                              6,220,620
 UNRECOVERED PURCHASED
  GAS COSTS                     7,953,345                                                                              7,953,345
 FUEL STOCK                     6,640,879                                                                              6,640,879
 PREPAID EXPENSES               4,455,717                                 22,448                                       4,478,165
________________________________________________________________________________________________________________________________
 TOTAL CURRENT ASSETS          65,399,074    794,320  150,856          5,294,491  3,417,190            2,002,580      73,053,351

OTHER ASSETS
 INVESTMENT IN SUBSIDIARIES
  AND OTHER ASSETS                         2,086,741   243,756         3,180,872  126,973,652          126,973,652     5,511,369
 UNAMORTIZED DEBT EXPENSE      10,773,194                                                                             10,773,194
 OTHER DEFERRED DEBITS         92,589,601     79,959       484        12,809,934      293,362 $227,633               106,000,973
________________________________________________________________________________________________________________________________
 TOTAL OTHER ASSETS           103,362,795  2,166,700   244,240        15,990,806  127,267,014  227,633 126,973,652   122,285,536

TOTAL ASSETS                 $448,054,522 $4,461,707  $398,691       $21,346,721 $130,684,204 $227,633$128,976,232  $476,197,246
                             ============ ==========   ========       ==========  ===========  ======= ===========   ===========

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1997
                                                                      (UNAUDITED)

EXHIBIT A
                                     THE                                  CNE
                                SOUTHERN          CNE          CNE     ENERGY                    ADJUSTMENTS/
                             CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES       CEC          ELIMINATIONS             TOTAL
ACCOUNT DESCRIPTION          GAS COMPANY          INC. CORPORATION GROUP, INC.  HOLDING       DEBIT       CREDIT            CEC
_______________________________________________________________________________________________________________________________

CAPITALIZATION

COMMON STOCK                $ 18,760,951    $    1,000    $  1,000 $     1,000 $ 10,347,988 $ 18,763,951            $ 10,347,988
CAPITAL STOCK EXPENSE           (636,182)                                       (4,421,974)                          (5,058,156)
CAPITAL IN EXCESS OF PAR
 VALUE                        95,023,812     4,500,000     100,000   4,099,000  135,221,740  112,031,029             126,913,523
UNEARNED COMPENSATION                                                            (1,487,380)                          (1,487,380)
RETAINED EARNINGS             52,883,506      (164,080)    167,120   2,562,615   (8,964,663)             $3,821,328   50,305,826
MINIMUM PENSION LIABILITY                                                                        472,864                (472,864)
________________________________________________________________________________________________________________________________
 SUBTOTAL                    166,032,087     4,336,920     268,120   6,662,615  130,695,711  131,267,844  3,821,328  180,548,937

LONG-TERM DEBT               139,000,000                            11,006,769                                       150,006,769
________________________________________________________________________________________________________________________________
TOTAL CAPITALIZATION         305,032,087     4,336,920     268,120  17,669,384  130,695,711  131,267,844  3,821,328  330,555,706

CURRENT LIABILITIES
 SHORT-TERM BORROWINGS        29,400,000                                            400,000                           29,800,000
 CURRENT PORTION OF
  LONG-TERM DEBT                                                     1,320,635                                         1,320,635
 ACCOUNTS PAYABLE             12,141,450        54,834           6          94        1,933                           12,198,317
 REFUNDS DUE CUSTOMERS           360,246                                                                                 360,246
 FEDERAL CORPORATE TAXES       3,020,125           154     (46,724)     64,509     (235,038)                           2,803,026
 STATE CORPORATE TAXES         1,353,267        31,233     (12,957)    101,113       15,555                            1,488,211
 PROPERTY TAXES                                                                                                                0
 OTHER ACCRUED TAXES           2,875,303         3,184       1,147      39,314                                         2,918,948
 ACCOUNTS PAYABLE-
  INTERCOMPANY                    21,472        24,174      22,430   1,934,504                 2,002,580                       0
 INTEREST PAYABLE              2,547,916                                 8,668                                         2,556,584
 OTHER ACCRUED LIABILITIES     5,298,994        11,208                               40,999                            5,351,201
 CUSTOMERS' DEPOSITS           1,755,694                                                                               1,755,694
________________________________________________________________________________________________________________________________
 TOTAL CURRENT LIABILITIES    58,774,467       124,787     (36,098)  3,468,837      223,449    2,002,580              60,552,862

OTHER LIABILITIES
 DEFERRED FEDERAL INCOME
  TAXES                       73,682,424                               160,500     (386,994)     335,450              73,120,480
 DEFERRED STATE INCOME
  TAXES                                                                 48,000                                            48,000
 DEFERRED INVESTMENT TAX
  CREDITS                      2,610,968                                                                               2,610,968
 OTHER                         7,954,576                   166,669                  152,038               1,035,947    9,309,230
________________________________________________________________________________________________________________________________
 TOTAL OTHER LIABILITIES      84,247,968                   166,669     208,500     (234,956)     335,450  1,035,947   85,088,678

TOTAL CAPITALIZATION
 & LIABILITIES              $448,054,522    $4,461,707    $398,691 $21,346,721 $130,684,204 $133,605,874 $4,857,275 $476,197,246
                            ============    ==========    ======== =========== ============ ============ ========== ============

                                                           CONNECTICUT ENERGY CORPORATION

                                                CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                                      (UNAUDITED)

EXHIBIT A
                                      THE                                  CNE
                                 SOUTHERN          CNE          CNE     ENERGY   CONNECTICUT
                              CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES        ENERGY   ADJUSTMENTS/
                              GAS COMPANY          INC. CORPORATION GROUP, INC.  CORPORATION   ELIMINATIONS CONSOLIDATED
________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1997   $49,082,001   $ (80,771)   $ 82,368   $  256,909   $(8,068,229)   $3,821,328   $45,093,606

ADD:  NET INCOME               17,689,306     (83,309)     84,752    2,305,706    (1,070,421)       13,000    18,939,034

LESS:  COMMON STOCK DIVIDENDS  13,887,801                                          (173,987)                  13,713,814

LESS:  ADJUSTMENT FOR MINIMUM
  PENSION LIABILITY                                                                               472,864        472,864

REVERSAL OF PRIOR PERIOD
  CONSOLIDATING ACCRUAL                                                                           (13,000)       (13,000)
________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1998   $52,883,506   $(164,080)   $167,120   $2,562,615   $(8,964,663)   $3,348,464   $49,832,962
                              ===========   =========    ========   ==========   ===========    ==========   ===========